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Exploride is pending **StartEngine Approval.**



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Exploride

Turn your car into a smart car

Small OPO | Baltimore, MD | Transportation
Accepting International Investment

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Overview | Team | Terms | Updates | Comments | Share

Make Driving Safer for Everyone

Invest in Exploride

"Over 421,000 people in the United States are injured in a crash because of distracted driving, and the number is only getting higher. The temptation for most drivers to answer a call or check a message is an ever-present and real danger to everyone.

We started Exploride because we saw the impact distracted driving had on our communities, and we believed a solution needed to be found. Most cars today have built-in technology to connect a phone, but those devices are not adapted to the real needs connected consumers demand. Our solution is simple, cost effective, and works with most cars. The market for Exploride is huge and with the capital, we are raising from our community, we will make driving safer and more connected than ever.

Last year we raised over $1.3 M from excited consumers, and now we're excited to let you all in on the action."

-Sunil Vallath, *Founder and CEO*



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Investment
$0.77/share | $8M pre-money valuation.
By investing now, you are betting that Exploride will be worth more than $8M in the future.

Perks
$50,000+: All expense paid trip to Auto Club Speedway, Fontana CALIF, Test drive with full edition Exploride**.**

$10,000+: Full edition of Exploride Head-up Display, OBDII Adaptor, Charging Set, Access to our exclusive app, 100GB cloud storage lifetime.

$3,000+: Beta edition of Exploride Heads-up Display, Charging set, Access to our exclusive app, 50GB cloud storage lifetime.




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"The connected car experience has so much potential to dramatically change the automobile industry. We are partnering with Exploride to unlock new experiences for Spyker owners"

Victor Muller - CEO - Spyker Automobiles

"Exploride's partnership with auto manufacturers is a stepping stone to entering the connected car industry, which is forecasted to be $160B by 2020. With the rapidly growing interest in connected car tech, Exploride is a startup that's moving fast."
Ritesh Malik - Serial Entrepreneur & Investor

What We've Accomplished So Far

Our product's high **pre-sale sales of $1,300,000** and our steady growing **sales of $420,000/year** shows validation for the market and for our product. Additionally, Exploride was chosen as one of the Top 50 Mobility Startups of 2017 by the North American International Auto Show and it was selected as a Hot 50 Startup of 2017 by the Economic Times.


Pre Sales
$1,300,000


50 mobility startup of 2017 selected by
NORTH AMERICAN INTERNATIONAL
AUTO SHOW


Javits Center
New York
1.5 mi
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exploride @
NEW YORK
INTERNATIONAL
AUTO SHOW
14-23 APRIL 2017

Exploride launched its first OEM integrated solution in 2017 Spyker C8 Preliator Spyder model at 87th Geneva International Motor Show

Over $1.3M revenue within year of launching

Over 3,300 paid customers from over 80 countries

Over 7,000 email signups and 14,000 followers on social media

Over 5,000 units ordered and 10,000 expected orders resellers after beta rele

Our Business Is Expanding

• $35,000 /month via pre-orders
$1,300,000 in pre-sales
• 100+ dealer / reseller requests from 20+ countries
• 10,000+ units expected sale through dealers/resellers within three months from launch.
• Working with a supercar manufacturer in Europe for OEM integration
• Working with two other automobile manufacturers for software and hardware integration

Our Flagship Product: The Exploride



It's a Dashboard Display


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Hello! How can I help you?
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10 Miles

Exploride heads up display (HUD) sits on the **dashboard** and shows all of the necessary driving and communication information in the line of sight of the driver. Our patent pending optical engineering helps images float 2.5 meters outside the windshield. This helps keep the driver focused on the road at all times. A driver can access Exploride with **simple gestures** and **voice**. The driver's phone is connected using **Bluetooth** and the car's vital information is connected via the **OBD adaptor** (available in most cars).

It's a Navigation Device







Using HERE Maps with our navigation interface, a driver has the most accurate, up-to-the-minute information to navigate to his/her destination. Our product even includes offline maps. **Get all traffic alert, speed limit, turn by turn indications, landmarks, and other necessary map data.** Even the speed of the car is signaled, eliminating the distraction looking at the dashboard.



It Makes Phone Calls

When the driver receives a phone call, the photo and name of the c[illegible] appear (if available) in the line of sight. The driver merely has to use a **left swipe** gesture to answer the call or use the **swipe right** gesture to reject the call.

There is no more distraction looking at a phone or a dashboard when hearing an incoming call.


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It Provides Phone Notifications Safely

Young drivers are texting while driving. With Exploride, a notification of a text arrives in the line of sight of the driver with the name, photo (if available) and text of the message.

Using the voice, a driver can easily respond to the message and kee[illegible] everyone safe.



Video Password - startengine1

It Alerts You to Everything Important About Your Car

Exploride gives the driver complete insight in the car's **important alerts** such as low or gas alert or excessive speeding. Other alerts include:

- Low Battery
- Fuel low alert
- Engine service alert
- Speed Alert



The Exploride solution leverages IoT for Automotive service on Bluemix that can be used to view and analyze big data from vehicles. By Using the IoT for Automotive service, we can collect and process large volumes of data from vehicles. The analytics of IoT for Automotive provide pow[illegible] and actionable insights into driver behavior, vehicle location, and other automotive-related activities and events of interest.

IoT for Automotive supports the following features and functions for solutions that provide car probe data from connected vehicle devices:

1. Data retrieval from IoT for Automotive Devices
2. Data normalization and storage
3. Geospatial map based service
4. Highly scalable and low-latency real-time analysis platform
5. Moving Object Map Analysis (MOMA)
6. Data provider service
7. Integration with asset management

Our Powerful Technology

5.5" Transparent Display
Accelerometer
4G LTE Connectivity
Bluetooth 4.0 LE
Gyroscope
12V Multi USB Adaptor
IR Gesture Camera



170MM L
150 MM W

Quad ARM® CortexTM-A9 Core, 1.2 GH
2GB DDR3 RAM
16GB eMMC storage
Accelerometer
Ambient Light Sensor
OBD II Scanner Adaptor
Offline Maps







Competitive Advantages

- Six patents under process!
- Auto-graded optical engineering technology
- Experience— We have an experienced team of engineers.
- The speed of Development—We developed Exploride in under 12 months.
- Low Burn rate
- Competitive Pricing—We are determined to provide a better experience at a competitive price.



PATENT
PENDING
TECHNOLOGY



Our Concerned Parents App

One of the great innovations of Exploride is to **allow concerned parents a view into their child's driving.** They be alerted when the car is designated zone, exceeding a speed limit.

Parents can set limits for their loved driver setting a car's maximum speed.

This makes Exploride the perfect gift for their young driver.

Our Major Partnerships

Entering the Connected Car Market


$160 Billion
by 2020

The connected car market is expected to reach $160 Billion by 2020. Global Head-Up Display market is expected to reach $9B by 2020.

Source: Business Intelligence, Booz & Company, McKinsey & Company. Read more about the Connected Car industry.

The initial revenue source for Exploride is through Hardware sales. In coming years, Exploride can monetize via platform licensing for OEM's, Application sales, subscription models, Location-based advertisements, backend analysis and insurance partnerships.

Our IP is defensible with registered patent and 6+ in the process, and we have a scalable business model. Our burn rate is low, and we have a fast development team. We are determined to provide a better experience at a competitive price.





Review by Victor Muller - CEO of Spyker Automobiles

OEM Integration

Exploride has officially partnered with Spyker Automobiles, a luxury car manufacturer based in Dutch. With this partnership, Exploride will provide technology integration for augmented reality windshields in Spyker cars. According to a release, Exploride's connected car suite will augment the driving experience via advanced navigation, predictive maintenance, vehicle-centric services, external mobile experiences and over-the-air updates on the car windshield.

We see this as a great start to enhance our platform abilities and backend solutions. We are currently working with a couple of other auto companies for OEM integration.

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How Do We Make Money?

Exploride makes money through different channels. Hardware sales is a one-time revenue, but there are a lot of recurring revenues involved such as application sales or pro upgrades for certain applications.


BACKEND ANALYSIS
HARDWARE SALES
OEM'S
APPLICATION SALES
LOCATION-BASED ADVERTISEMENTS
INSURANCE PARTNERSHIPS
SUBSCRIPTION MODELS

OEM Integration

OEM Integration or SaaS-based integration is another source of income. We have two different approaches toward OEM's integration:

1. Platform integration license for per car and an annual license fee.
2. Support both hardware and software. Monetize from both sales

Insurance Partnerships
The Exploride device elevates a car to make it a Connected car that intelligently interacts with the Cloud. This data is critical to auto insurance providers since this will help them to better understand their customers' driving habits and provide them with a personalized insurance plan.

Apps
We are planning to develop more intuitive apps for Exploride. App sales and pro upgrade options are a way to generate revenue. According to Apple Inc., application developers made $20B worldwide in 2016.

Data Collection
The Exploride solution leverages IoT for Automotive service on Bluemix that can be used to view and analyze big data from vehicles. By using the IoT for Automotive service, we can collect and process large volumes of data from vehicles.

Advertising
As per market studies, Geo-Targeted Mobile Ad Revenues To Reach $18.2 Billion By 2019. Exploride combines data from Heads-up display, OBD, Smartphone and maps to provide relevant ads for customers.

The figures represent management estimates and are meant for the illustrative purpose. They do not represent guarantees of future results, levels of activity performance or achievements. Our product is currently in beta development stage and not available for retail.

Development Process

The Revised Shipping Timeframe of Exploride device is Q2 (April - June) 2017 ETA. Our priority is to ship the pre-order devices.

The production phase comes with a whole bunch of challenges. Especially in the first batch, there are issues with quality and delays. A lot of problems are caused by external factors which need to be managed. The reason is that with software, you just publish an update; in hardware, you're often dependent on others.

We have completed hardware and software development. Our beta testing is going on for past three months, and we are resolving some major stability issues with both hardware and software.
Our goal is to release a consistently reliable product and an exemplary level of customer service. We need your help and support in that process.


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Resuming Maps in 5


Somewhere in Stockholm
Avicii



Exploride founder Mr. Sunil Vallath with Mr. Christian Von Koenigsegg @ Geneva International Motor Show



Product demo with Mr. Francisco Araujo - Global Director Customer Market Development @ HERE Maps

And We've Done It All As a Team!

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OLD NAVY
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Jan 2014

Experiments

Exploride founders started creating research documents about heads-up display and software integration with Android

Aug 2014

Incubated

Exploride selected for TBI incubation program.

Aug 2014

Exploride Inc

Exploride Inc. is formed to develop augmented reality integrated heads-up display for automobiles

Sep 2014

New prototype

We developed transparent display based prototype capable of gesture controls and basic software layer over Android

Nov 2014

Top innovative idea award

Received top innovate idea award from Young Entrepreneur Summit 2014

Jan 15

Alpha Prototype

We updated our prototype with projection unit which was capable of creating virtual image of 0.5 Meters. We began raising angel funding from investors

Aug 2015

Indiegogo Launch

Exploride was launched via Indiegogo. Initial goal was to raise $100,000

Dec 2015

Indiegogo Campaign Ends

We successfully closed our Indiegogo campaign after raising $700,000+ from 2000+ customers

Jan 16

Exploride India Tech Ltd.

We started our R&D in Bangalore, India in a small garage space. Officially hired Embedded engineers.

Jan 16

Featured over 100+ media outlets

Exploride was featured over 100+ newspapers & magazines including CNET, Slash Gear, Product Hunt, Trusted Reviews, Gear Moose, Car Scoops, T3

Aug 16

Optical Engineering

Developed automotive standard optical engineering that generates a virtual image of 2.5 Meters.

Oct 16

Mass Manufacturing with Flex

Started BOM analysis with Flextronics for mass manufacturing. Selected China as mass manufacturing location

Nov 16

Innovate Company of the year by Texas Instruments

Received prestigious Jack Kilby award from Texas Instruments.

Dec 16

Exploride OS

Completed Exploride OS over Android 5.0. Stability test starts on Dec 1st.

Jan 17

Detroit Auto Show

Selected as one of the Top Mobility startups worldwide.

Jan 17

Beta Testing

Beta stability testing started at Bangalore, India and USA

April 15th

NYC Intl. Auto Show

Integrated unit and standalone unit launch at NYC Auto Show

May 30

Beta Device Shipping

We expect beta agreement will be signed by 100+ super early bird customers. Beta shipping scheduled for March 30

March 13

Geneva Mo Show

Exploride integrated Spyker C8 Preliator Spyder launches in Geneva Motor Show, Switzerland

June 30

Device shipping

Exploride plans to ship device to customers worldwide

July Retail Launch

Exploride hits retail market

Plans to launch via Amazon Launchpad & Brookstone online stores.

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In the Press

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Meet the Founder



Sunil Vallath

Founder & CEO

*Sunil holds BS in Computer Science and worked with Fortune 500 companies for years. Sunil has an in-depth knowledge of marketing and business development. Before Exploride, Sunil was Hardware & Network Engineer for companies like WIPRO, and SYMANTEC. He has handled million-dollar IT engineering projects in different parts of the world. Sunil is a hardware, automobile and technology enthusiast. Job Responsibilities:- *Modeling and setting the company's culture, values, and behavior * Create the vision of the alternate future for the customers. * Recruit and retain the best talent. *Develop and lead the executive team **

*Ensure the company's product roadmap is in line * Develop and maintain the business plan *Evangelize the market *Strategic selling with key customers *Developing network of potential investors * Investor Management *Brand Management*

And the Rest of the Team



Dr. Ritesh Malik

Investor/Advisor



Rajeev Krishnan

Investor/Advisor



Imad Samhat

V.P Operations



Peeyush Upadhyay

Software Lead

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Doctor turned entrepreneur. Listed in Forbes 30 under 30 Asia. Founder of Innov8. Business management from London Business School & Harvard University. Y Combinator '16. Ritesh is a polymath with experience across sectors like, healthcare, information technology, management, entrepreneurship & angel investments.

With over 15+ years of experience in sales and business development, Rajeev combines business & sales expertise with tactical operating capabilities to businesses ranging from start-ups to Fortune 100 companies. He is currently the Country Head of Sales for National Instruments. Rajeev holds MBA from IIM and Mechanical Engineering from NIT.

Imad brings over 15+ years of manufacturing and supply chain experience to the company. Before Exploride, Imad was Senior Director of Flextronics, a billion-dollar company that manufactures Apple to Fitbit. He was the Director of billion dollar startups like Jawbone and Sierra Wireless. Imad graduated from Carleton University.

*With over nine years of software development experience in all platforms, Peeyush is a software expert with in-depth expertise in all layers. Before Exploride, Peeyush was software lead for Oracle, and software lead for million dollar startups Talisma and Bravura. Job Responsibilities:- *Designs, develops and modifies programs, including prototypes. *Researches product development options and provides analysis for product direction. *Creates related documentation. *Maintain high standards of software quality within the team by establishing good practices and habits. *Assist in the collection and documentation of user's requirement development of user stories, estin and work plans. *Design, develop, unit test applications in accordance with established standards. *Participate in peer-reviews of solution designs and related code. *Package and support deployment of releases.*



Pranav Ranjan

Product Manager

*Pranav has 16+ years of experience in software architecture and development. Before joining Exploride, Pranav was software lead for million dollar startups like Talisma and Bravura. He brings technology and technical product expertise to the company, including extensive experience with multiple software platforms and backend solutions. Pranav is currently leading the tech team of Exploride. Pranav holds a Master in Computer Applications. Job Responsibilities:- *Creating buy-in for the product vision both internally and with key external partners *Translating product strategy into detailed requirements and prototypes *Scope and prioritize activities based on business and customer impact *Work closely with engineering teams to deliver with quick time-to-market and optimal resources *Evaluate promotional plans to ensure that they are consistent with product line strategy and that the message is effectively conveyed *Maintains product management staff job results by counseling and disciplining employees; planning, monitoring, and appraising job results. *Contributes to team effort by accomplishing related results as needed.*



Nikunj Jain

Investor/Strategy

Nikunj is a serial investor and entrepreneur with more than ten years of experience. Nikunj has worked in start-ups and early stage business development ventures in the technology industry Before Exploride, Nikunj was CEO of InnoXpps a million-dollar gaming app startup. Nikunj holds an Engineering degree from Indian Institute of Technology, Delhi.



Sunit Sharma

Head of Design

Sunit brings over 13 years of in-depth experience in designing and user experience development. He was design lead in unicorn startup Snapdeal and Sr. Design Manager of million dollar automotive startup CarWale.



Jithin VR

Senior Mechanical Engineer

Before Exploride, Jithin worked as a Senior Mechanical Design Engineering lead at MANN HUMMEL & MAHLE GmbH - INDIA. Responsibilities: Mechanical Engineering and Design



Jithin Das
Senior Firmware Engineer

Former firmware lead in Fin Robotics. Responsibilities : Firmware Development



Prasad Sasikumar
Finance & Admin - Exploride India Tech

Before Exploride, Prasad worked with Yokogawa and Fluid Control Research Institute. Responsibilities: Finance and Admin, Exploride India Tech.



J.J
Senior Embedded Engineer

With over decade of experience in hardware embedded engineering, and circuit design experience, JJ is truly a hardware wizard. Responsibilities : Hardware engineering and circuit design



Mayank Bhatnagar
Senior Software Engineer

Former software developer at SAP and Reliance. Responsibilities: Software Engineer (Android)



Lucky Tyagi
Firmware Engineer

4+ years of experience in Firmware Engineering. Lucky holds BS in Computer Science. Responsibilities: Firmware Developer



Roy Dominic
Customer Support

Former customer support employee at Sutherland and HCL. Responsibilities: Customer Support



Ashish Rajak
Visual Designer / Animator

Seven years of design and development experience. Responsibilities: Animation and Visual Designing



Abi Jadav
Software Engineer - Android

Former software developer at ACCENTURE. Responsibilities: Software Engineer (Android)



Chanchal Kokuvayil
Investor/Advisor

Early stage investor of Lyft, Pinterest, and Cloudera. Chanchal is a serial entrepreneur and investor who has an outstanding understanding of startup process and mentoring startup founders.



Nigil K
QA Engineer

Five years of embedded and QA experience. Nigil holds degree in Electronics and Communications Engineering



Amit Bhardwaj
Investor/Advisor

Serial entrepreneur & investor. Founder of GB Miners which is world's second largest bitcoin pool. A few of his investments are AirBitz, Alpha Point, Air Selfie, Rock Miner and 1hash.

Offering Summary

We are offering a maximum of 129,870 shares of common stock on a “best efforts” basis. Our target offering amount is $49,999.95 (the “Target Offering Amount”). If we do not raise our Target Offering Amount in 90 days, no securities will be sold in this offering, investment commitments will be canceled and committed funds will be returned (t “Minimum Offering Period”). We will accept oversubscriptions in excess of theTarget Offering Amount up to $99,999.90 on a first come, first served basis. See “Our Sec for a description of our capital stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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